Lisa M. Buchanan Vice President and General Counsel

February 4, 2008

Roger Schwall Assistant Director Securities and Exchange Commission Washington, D.C. 20549-7010

Re:

Cal Dive International, Inc.

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Registration Statement on Form S-3 (Registration No. 333-148142)
Filed December 18, 2007

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Annual Report on Form 10-K
Filed March 1, 2007

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Schedule 14A
Filed April 9, 2007

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File No. 001-33206

Dear Mr. Schwall:

This letter is submitted in response to two separate comment letters of the Commission dated December 31, 2007.  Given that the three comments contained in these letters are identical, I offer this letter as the Company’s combined response to your comments.  For your information, although the two comment letters were both dated December 31, 2007, they were, in fact, not furnished to the Company by the Commission until after the close of business on Friday, January 11, 2008. You can confirm this with your examiner, Michael Karney.  Mr. Karney had also granted us an extension with respect to this submission through February 4, 2008. I note these items only to explain the timing of our response.

As requested, our responses have been numbered to correspond to the comments contained in your two letters.  For your convenience, the comments are repeated below and are followed by the Company’s response.  Preliminarily, please note that through further discussions with Mr. Karney in advance of this submission, he has confirmed that to the extent that the comments reflect the Commission’s requirement that certain substantive disclosures be made in the Company’s Schedule 14A proxy statements, such comments are intended to have prospective effect only.

2500 CityWest Boulevard, Suite 2200 • Houston, TX 77042 • Phone (713) 586-7312 • Fax (713) 586-7338

Roger Schwall

February 4, 2008

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Schedule 14A

1.

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Answer:

The Company confirms that it will comply with the following comments in all relevant future filings.

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Competition Consultants, page 14

2.

Indicate your criteria in selecting the named companies as your peer group.

Answer:

Page 15 of Cal Dive’s 2007 proxy statement, second full paragraph, clearly disclosed the companies that were members of the officer compensation peer group, and states that “…management includes companies consisting of Helix’s (and our) direct competitors in the energy services industry that are comparable in size (based on revenue and market capitalization) to Helix and other companies in our industry that Helix’s management believes competes with Helix for executive talent.”

Cal Dive did not become a public reporting company separate and apart from Helix Energy Solutions Group, Inc. (“Helix”) until December 2006. Cal Dive’s 2007 proxy statement was describing a 2006 compensation plan that was established by Helix near the end of 2005, while Cal Dive was still a division of Helix.  The named Cal Dive executives were covered by the 2006 Helix compensation plan because at the time they were key employees of Helix.  Just as Helix approved the 2006 plan for the Cal Dive executives, Helix was also responsible for the engagement of the compensation consultant and the selection of the 2006 peer group that were both disclosed in the Company’s 2007 proxy statement.

In this regard, the applicable disclosure that was set forth in Cal Dive’s 2007 proxy statement is accurate as to the methodology used by Helix in selecting the peer group for the 2006 compensation plan. Of course, going forward, the Cal Dive peer group will consist of those companies that Cal Dive’s management and Compensation Committee determine to be appropriate. The identity of those companies, together with the criteria used to select such peer group, will also be disclosed in all future proxy statements. As noted above, however, any conforming change to the Company’s 2007 proxy statement would make it inaccurate.

Roger Schwall

February 4, 2008

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Cash Bonus, page 16

3.

While you have identified the components of the bonus payment for the Named Executive Officers, you have omitted disclosure of specific performance targets within each component.  Please revise to disclose all qualitative and quantitative performance criteria or goals established for fiscal 2007.  See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Answer:  The Company acknowledges that its proxy materials for its 2007 annual meeting would not, on an initial reading, appear to have fully satisfied the requirements of Item 402(b) as such requirements relate to the 2006 performance goals that were established for its named executive officers.  However, for the reasons noted below, we do believe the 2007 disclosure was appropriately responsive to the disclosure requirement.

As noted on page 16 of the Company’s 2007 proxy statement, the 2006 bonus plan had three components, with 40% of the bonus being based on the achievement of personal performance criteria, 40% based on Cal Dive’s 2006 pre-tax income as compared to budget, and 20% based on the pre-tax income performance of a Helix group of which Cal Dive was a member. In the second full paragraph of page 17, the Company disclosed the material individual personal performance criteria that had been established for the Cal Dive executive officers.

However, the Company is not in the position to augment its disclosure regarding the financial performance criteria that had been established by Helix for the Cal Dive executives.  As noted above, the Company was a division of Helix until its initial public offering in December 2006, at which time it became a public company subject to the reporting requirements of the Securities Exchange Act of 1934, and ceased to be wholly-owned by Helix. The 2006 bonus plan was established by Helix on a company-wide basis near the end of 2005 following the completion of its budget for the 2006 year.  The Company’s named executive officers (other than Ms. Buchanan, who was hired in the summer of 2006 and was paid a set bonus established at the time of her hiring) were each paid a bonus by Cal Dive for 2006 based on the specifics of Helix’s comprehensive, company-wide bonus plan.

Roger Schwall

February 4, 2008

Prior to the completion of Cal Dive’s initial public offering and the cessation of its status as a division of Helix, Helix and Cal Dive entered into a Master Agreement governing their future relationship. Subject to certain limited exceptions, the Master Agreement obligates Cal Dive to keep confidential any information that had come into its or its representatives’ possession which relate to Helix’s current or former business and operations (to the extent such information was not already publicly known). Even if the Master Agreement could be construed to require the Company’s disclosure of any Helix-based information known to Cal Dive requested by the Commission, we would question whether such information is of any material value to Cal Dive’s current public stockholders.

Finally, we understand that Helix has recently received similar comments from the Commission regarding its compensation disclosures for the same or similar period. Even absent our confidentiality obligations to Helix described above, the existence of this fact, coupled with the Company’s continuing posture as a majority-owned subsidiary of Helix, raises substantial concerns on our part as to the propriety or legality of Cal Dive’s  disclosure of Helix’s financial measures to the extent known by Cal Dive.

In accordance with the foregoing, we do not propose to provide a revised version of the disclosure regarding 2006 bonuses that was contained in Cal Dive’s 2007 proxy statement.

With respect to disclosure regarding the 2007 bonus plan that will be appearing in the Company’s 2008 proxy statement, the final determination of bonus awards will not be made until completion of the Company’s audit in late February of this year.

As stated on page 17 of Cal Dive’s 2007 proxy statement, the Compensation Committee retained the authority to adjust any element of the annual cash bonus payment whether related to the performance criteria or budgetary goals.  Accordingly, we expect to disclose in the 2008 proxy statement that in February 2007, the Compensation Committee decided that the payment of a bonus to named executive officers would be based on (i) individual performance criteria established for each of the officers, (ii) Company-wide performance measures in the form of 2007 pre-tax income realized by Cal Dive as compared to budget, and (iii) the discretion of the Committee. While the Compensation Committee indicated that due consideration would be given to certain individual performance measures proposed by management, it also reserved for itself the right to consider additional or other criteria.

Roger Schwall

February 4, 2008

The Committee expects that at its meeting later this month it will finalize the precise criteria including a measure of discretion in determining the amount of any bonus to be paid to the named executive officers.  Until these determinations are made by the Compensation Committee at its meeting, we are unfortunately not in a position to provide you with a draft of any proposed disclosure for the 2008 proxy statement related to the factors they will consider. However, we can assure you that any such disclosure will comply fully with the requirements of Section 402 of Regulation S-K.

In further response to the comment letter, I acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in its Form S-3 Registration Statement filed December 18, 2007 and any documents of the Company that are incorporated by reference therein;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call the undersigned at 713-586-7310.

Very truly yours,

/s/ Lisa M. Buchanan

Lisa M. Buchanan Vice President and General Counsel

CRH/nwd